Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: October 28, 2004

THE FOLLOWING IS AN EMPLOYEE FACT SHEET THAT WAS POSTED ON WWW.SHELL.COM
ON OCTOBER 28, 2004.

EMPLOYEE FACT SHEET
Royal Dutch Shell

Not for release to, or publication or distribution in, in whole or in part, into Canada or Japan.

—	One, single tier Board; One Non-Executive Chairman; One Chief Executive; One Headquarters

—	Simplified ownership and market profile

—	Delivers clarity, simplicity, efficiency and accountability

—	Rigorous evaluation process taking into account shareholders, stakeholders and employees

—	One Company; Many Strengths

Simplified structure

     The Group’s two parent companies, Royal Dutch Petroleum Company (RD) and Shell Transport and Trading plc. (ST&T), will unify under one new parent company, Royal Dutch Shell plc.

—	One listed UK parent company for the Group, Royal Dutch Shell plc.

—	A single tier board chaired by a single Non Executive Chairman. Aad Jacobs, currently Chairman of the Supervisory Board of Royal Dutch will be the first non-executive Chairman.

—	A Chief Executive with full executive authority and empowered to drive strategy implementation, operational delivery and cultural change. Jeroen van der Veer, currently Chairman of the Committee of Managing Directors, assumes this role with immediate effect.

—	Board initially to comprise 5 Executive Directors and 10 Non Executive Directors (a reduction from the current combined 16 Non-Executives).

Clarity of Leadership

     With immediate effect, Jeroen van der Veer is the first Group Chief Executive.

—	Jeroen has full executive authority, empowered to drive strategy implementation, operational delivery and cultural change.

—	Reporting to Jeroen will be: Malcolm Brinded, Executive Director of Exploration and Production; Rob Routs; Executive Director of Oil Products and Chemicals (Downstream); Linda Cook, Executive Director of Gas and Power; and Peter Voser, Chief Financial Officer.

—	The Committee of Managing Directors will be abolished.

—	The new management structure will deliver greater efficiency and accountability through a streamlined management reporting to one CEO.

—	There will be greater personal accountability: through clarity in governance, reporting relationships and responsibilities.

Single Headquarters

     The current split central offices will be consolidated into a single headquarters in The Netherlands, where the Board and substantially all of the senior management will be based.

—	A substantial presence will be maintained in the UK, which will remain the base of the global Downstream (Oil Products and Chemicals) and Trading businesses.

—	There will be a need to re-locate some headquarters functions from London to The Netherlands. Although further work will still need to be undertaken in defining the exact scope and details of the proposed moves, current estimates are that approximately 200 corporate headquarters positions in London will be affected.

—	Our current view is that support will be offered, as appropriate, to affected employees to relocate and take up similar roles created in The Hague which will be consistent with the terms and conditions, policies and practices applied to the move of the Gas & Power and Renewable businesses to The Hague, with each person addressed individually.

—	Specific Corporate Centre units are most likely to be affected. These units primarily include Controller, Tax, Strategy and Planning, External Affairs, Sustainable Development, Human Resources and HSE. Corporate Centre units likely to remain in London are Treasury and Investor Relations, along with UK media relations. The precise impact will be worked out by the end of the year.

Anglo/Dutch Heritage

     The Group’s businesses operate in more than 140 countries and territories around the world. The new structure will create a global competitor that retains the best aspects of its Anglo Dutch heritage.

—	The company will be registered in the UK as a plc and will be a key constituent of the London capital markets

—	It will be tax-resident in the Netherlands, which is beneficial for the Group.

—	It will be owned 60% by former Royal Dutch shareholders and 40% by former ST&T shareholders, reflecting the current (60:40) ownership of the Royal Dutch/Shell Group.

—	It will be listed in London, Amsterdam and New York and is expected to qualify for inclusion in the FTSE 100 and FTSE All Share indices.

Implementation

     Implementation is expected to be via a tender offer for RD and a Scheme of Arrangement in relation to ST&T. Completion is expected in May 2005 following shareholders’ approvals, at the time of the 22 April 2005 AGMs, and fulfilment of other conditions to implementation.

     This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

This presentation does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

The documentation referred to above is expected to be made public in March 2005.